EXHIBIT 21.01

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Notehall LLC	Delaware

Student of Fortune LLC	Delaware

Cramster Inc.	California

Cramster Holding Corp.	California

Chegg India Private Limited	India

Good Ascent Corporation Limited	Hong Kong

Beijing Zichi Information Technology Co., Ltd.	China WOFE

Chegg M.E. Ltd.	Israel